[redacted]

BB 3/8

A/3/13

SECURI 06002374 ION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2006
WASH., D.C.
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 44786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Professionals, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16414 San Pedro Avenue, Suite 150
(No. and Street)

San Antonio (City) Texas (State) 78232 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott A. Barnes (210) 308-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. D. Harrison, CPA
(Name – *if individual, state last, first, middle name*)

P. O. Box 65076 (Address) San Antonio (City) Texas (State) 78265-5076 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott A. Barnes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Professionals, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DEBBEE PUND NOTARY PUBLIC STATE OF TEXAS EXPIRES 05-09-2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. D. Harrison, CPA

Certified Public Accountant

Member American Institute of Certified Public Accountants

Investment Professionals, Inc.

Audited Financial Statements and Report of Independent Auditor on Internal Control Structure

December 31, 2005

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (210) 545-3075 - FAX (210) 495-8061

INVESTMENT PROFESSIONALS, INC.
Contents
December 31, 2005

R. D. Harrison, CPA
Certified Public Accountant
Member American Institute of Certified Public Accountants

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

I have audited the accompanying statement of financial condition of Investment Professionals, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Professionals, Inc. as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

R. D. Harrison

R. D. Harrison, CPA

February 20, 2006

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (210) 545-3075 - FAX (210) 495-8061

INVESTMENT PROFESSIONALS, INC.
Statement of Financial Condition
December 31, 2005 and 2004

ASSETS

		2005		2004
Cash and cash equivalents	$	3,207,088.	$	2,211,146.
Accounts receivable		919,601.		1,011,915.
Prepaid expenses and deposits		311,292.		589,565.
Investment securities		-		2,883,008.
Furniture and equipment, net of accumulated depreciation of $805,560 in 2005 and $639,220 in 2004		621,291.		590,503.
Total assets	$	5,059,272.	$	7,286,137.

LIABILITIES AND STOCKHOLDERS' EQUITY

		2005		2004
Liabilities:				
Accounts payable and accrued expenses	$	1,112,744.	$	1,082,187.
Short positions		17,210.		17,600.
Deferred income tax		128,648.		342,798.
Total Liabilities		1,258,602.		1,442,585.
Liabilities subordinated to claims of general creditors		-		-
Stockholders' equity:				
Common stock, $0.10 par value - Authorized 100,000 shares; issued and outstanding: 11,400 shares in 2005 and 12,000 shares (including shares held in treasury) in 2004		1,140.		1,200.
Paid-in capital		372,871.		307,212.
Retained earnings		3,426,659.		5,770,736.
Unrealized gain on investment securities		-		441,676.
Treasury stock (960 shares in 2004)		-		(677,272)
Total stockholders' equity		3,800,670.		5,843,552.
Total liabilities and stockholders' equity	$	5,059,272.	$	7,286,137.

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Income
Years Ended December 31, 2005 and 2004

	2005	2004
Commission Income	$ 20,847,726.	$ 20,766,497.
Clearing Charges and Commission Expense	11,822,143.	13,152,868.
Net Commission Income	9,025,583.	7,613,629.
General and Administration Expenses	6,480,979.	6,399,645.
Taxable Income	2,544,604.	1,213,984.
Income Taxes		
Current	928,594.	371,927.
Deferred	13,416.	73,402.
	942,010.	445,329.
Net Income	$ 1,602,594.	$ 768,655.

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Changes in Stockholders' Equity
Years Ended December 31, 2005 and 2004

	Common Stock	Paid-in Capital	Retained Earnings	Unrealized Gain on Investment Securities	Treasury Stock	Total
Balance January 1, 2004	$ 1,200.	$ 307,212.	$ 5,002,081.	$ 367,257.	$ (174,508)	$ 5,503,242.
Repurchase of stock (600 shares)	-	-	-	-	(502,764)	(502,764)
Comprehensive Income: Net Income	-	-	768,655.	-	-	768,655.
Unrealized gain on investment securities	-	-	-	74,419.	-	74,419.
Comprehensive Income						843,074.
Balance December 31, 2004	1,200.	307,212.	5,770,736.	441,676.	(677,272)	5,843,552.
Sale of stock (360 shares)	-	159,246.	-	-	174,508.	333,754.
Comprehensive Income: Net Income	-	-	1,602,594.	-	-	1,602,594.
Unrealized loss on investment securities	-	-	-	(112,604)	-	(112,604)
Comprehensive Income						1,489,990.
Dividend	-	-	(3,537,554)	(329,072)	-	(3,866,626)
Cancellation of Treasury Stock (600 shares)	(60)	(93,587)	(409,117)	-	502,764.	-
Balance December 31, 2005	$ 1,140.	$ 372,871.	$ 3,426,659.	$ -	$ -	$ 3,800,670.

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
Years Ended December 31, 2005 and 2004

Subordinated liabilities, January 1, 2004	$ -
Subordinated liabilities, December 31, 2004	$ -
Subordinated liabilities, December 31, 2005	$ -

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
OPERATING ACTIVITIES:		
Net income	$ 1,602,594.	$ 768,655.
Adjustments to reconcile net income to net cash used by operating activities -		
Depreciation	166,340.	134,801.
Deferred income tax	13,416.	73,402.
(Increase) Decrease in accounts receivables	92,314.	(232,951)
(Increase) Decrease in prepaid expenses and deposits	278,273.	(313,523)
Increase in payables	30,557.	201,686.
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,183,494.	632,070.
INVESTING ACTIVITIES:		
Purchase of investment securities - net	(209,183)	(542,912)
Purchase of furniture and equipment	(197,127)	(490,935)
NET CASH USED BY INVESTING ACTIVITIES	(406,310)	(1,033,847)
FINANCING ACTIVITIES:		
Dividend	(1,114,996)	-
Repurchase of stock	-	(502,764)
Sale of stock	333,754.	-
NET CASH USED BY FINANCING ACTIVITIES	(781,242)	(502,764)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	995,942.	(904,541)
Cash and cash equivalents at beginning of year	2,211,146.	3,115,687.
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,207,088.	$ 2,211,146.
Interest cost paid in cash	$ 5,498.	$ 1,716.
Federal income taxes paid in cash	$ 550,000.	$ 562,000.

See notes to financial statements.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Investment Professionals, Inc. is a Texas corporation formed in 1992, for the purpose of conducting business as a broker/dealer in securities. The Company serves primarily individual and institutional customers in Texas, Oklahoma, Louisiana, Arkansas, Kansas, Georgia, Missouri, Iowa, Illinois, Pennsylvania and Tennessee.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Securities Transactions and Trade Date Basis Securities Purchases: Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker for transactions executed but not yet settled relating to securities purchased by the Company and held for resale (securities owned). Securities owned and securities sold, but not yet purchased, are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash Equivalents: For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. The Company invests its excess cash in money market funds.

Investment Securities: Investment securities are classified as "available for sale" and carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized gains and losses are reported in other comprehensive income.

Furniture and Equipment: Furniture and equipment is stated at cost or fair market value at the date of contribution, net of accumulated depreciation. Depreciation is computed by the straight-line method over five years.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes: Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital and net capital requirements of $2,074,650 and $250,000, respectively. The Company's net capital ratio was 0.5984 to 1. At December 31, 2004 the Company had net capital and net capital requirements of $3,907,121 and $250,000, respectively. The Company's net capital ratio was 0.3646 to 1.

NOTE C – COMMITMENTS

The Company leases its office space under an operating lease agreement expiring March 31, 2008. Rent expense for the years ended December 31, 2005 and 2004 was $241,714 and $235,747, respectively, and is included in general and administrative expenses in the accompanying statement of income. At December 31, 2005, the aggregate minimum rental commitments under this operating lease were as follows:

2006	$ 260,000.
2007	$ 260,000.
2008	$ 75,000.

NOTE D – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note A, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to

NOTE D – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK, continued

monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

As discussed in Note A, the Company invests its excess cash in money market funds with its clearing broker/dealer. At December 31, 2005, such investments were $1,916,963. These investments are insured by the Securities Investors Protection Corporation and by private insurance obtained by the clearing broker/dealer. Any amount not covered by such insurance is at risk due to this concentration of credit risk.

NOTE E – INVESTMENT SECURITIES AND SHORT POSITIONS

Cost and fair value of investment securities and short positions that are classified as "available for sale" at December 31, 2004 are as follows:

	Cost	Gross Unrealized Gain	Fair Value
2004			
Equity securities	$ 2,216,617.	$ 666,391.	$ 2,883,008.
Short positions	(20,415)	2,815.	(17,600)
	$ 2,196,202.	$ 669,206.	$ 2,865,408.

The change in net unrealized gain (loss) reduced by deferred federal income taxes on investment securities of $(44,900) in 2005 and $74,419 in 2004 has been reported in other comprehensive income.

NOTE F – FEDERAL INCOME TAXES

The deferred tax liability of the Company at December 31, 2005 and 2004 consists of the following:

	2005	2004
Deferred tax liabilities:		
Unrealized gain	$ -	$ 227,530.
Excess depreciation	128,684.	115,268.
Net deferred tax liability	$ 128,684.	$ 342,798.

R. D. Harrison, CPA
Certified Public Accountant
Member American Institute of Certified Public Accountants

REPORT OF INDEPENDENT AUDITOR ON THE SUPPLEMENTARY INFORMATION

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R. D. Harrison

R. D. Harrison, CPA

February 20, 2006

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (210) 545-3075 - FAX (210) 495-8061

INVESTMENT PROFESSIONALS, INC.
Computation of Aggregate Indebtedness
and Net Capital Under Rule 15c3-1 – Schedule 1
December 31, 2005 and 2004

	2005	2004
Aggregate indebtedness:		
Trade payable and accrued expenses	$ 1,241,392.	$ 1,424,985
Total aggregate indebtedness	$ 1,241,392.	$ 1,424,985
Minimum required net capital	$ 250,000.	$ 250,000
Net capital:		
Stockholders' equity	$ 3,800,670.	$ 5,843,552
Deductions -		
Accounts receivable	739,283.	282,832
Prepaid expenses and deposits	311,292.	589,565
Furniture and equipment – net	621,291.	590,503
Haircuts on securities owned	-	
Equity Securities / Short Positions	2,581.	432,452
Money Market Funds / C.D.'s	51,573.	41,079
Net capital	2,074,650.	3,907,121
Minimum required net capital	250,000.	250,000
Capital in excess of minimum requirement	$ 1,824,650.	$ 3,657,121
Ratio of aggregate indebtedness to net capital	0.5984 to 1	0.3646 to 1

INVESTMENT PROFESSIONALS, INC.
Reconciliation of the Computation of Aggregate Indebtedness
and Net Capital with that of the Registrant as
Filed in Part IIA of Form X-17A-5 – Schedule 2
December 31, 2005 and 2004

	2005	2004
Aggregate indebtedness:		
Aggregate indebtedness as amended and reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2005 and 2004	$ 1,241,392.	$ 1,424,985
Aggregate indebtedness as computed on Schedule 1	$ 1,241,392.	$ 1,424,985
Net capital:		
Net capital as amended and reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2005 and 2004	$ 2,074,650.	$ 3,877,121
Additional firm trading profits and commission income recorded, net of related expenses based upon trade date basis	-	30,000
Net capital as computed on Schedule 1	$ 2,074,650.	$ 3,907,121

R. D. Harrison, CPA

Certified Public Accountant

Member American Institute of Certified Public Accountants

REPORT OF INDEPENDENT AUDITOR ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

In planning and performing my audit of the financial statements of Investment Professionals, Inc. for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Investment Professionals, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and, (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safe-guarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (210) 545-3075 - FAX (210) 495-8061

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

R. D. Harrison

R. D. Harrison, CPA

February 20, 2006